14047159

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8-65770

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st, 2013 (MM/DD/YY) AND ENDING December 31st, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Street Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Ave, 35th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David DeBlase (212) 803-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, David DeBlase, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Street Securities LLC, as of December 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD M ANDREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6163244
Qualified in New York County
My Commission Expires March 19, 2015

Signature

Chief Financial Officer
Title

Richard M. Andrew
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

To Member of South Street Securities LLC:

In planning and performing our audit of the financial statements of South Street Securities LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

February 26, 2014

Securities and Exchange Commission - Washington DC
US Securities and Exchange Commission
Office of Filings and Information Systems
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
Attn: Branch of Registrations Examinations

Dear Sirs:

We submit herewith the following reports of South Street Securities LLC (the "Company"):

- Two copies of the Company's Statement of Financial Condition as of December 31, 2013.
- Two copies of the Company's Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year ended December 31, 2013.
- Two copies of our letter regarding the Company's internal control.

It is our understanding that the Company's Financial Statements and Supplemental Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

South Street Securities LLC

Statement of Financial Condition
December 31, 2013

pwc

South Street Securities LLC

Statement of Financial Condition

December 31, 2013

South Street Securities LLC
Index
December 31, 2013

Page(s)

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–8

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Independent Auditor's Report

To Member of South Street Securities, LLC:

We have audited the accompanying statement of financial condition of South Street Securities, LLC as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of South Street Securities, LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2014

South Street Securities LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 10,962,221
Financial instruments owned, at market value (cost $718,988,257)	718,789,546
Receivable and deposits with clearing organizations	183,266,602
Securities purchased under agreements to resell	18,365,991,901
Accrued interest receivable	956,604
Other assets	285,747
Total assets	$ 19,280,252,621
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 19,169,420,906
Accrued expenses	1,317,950
Total liabilities	19,170,738,856
Member's equity	109,513,765
Total liabilities and member's equity	$ 19,280,252,621

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 5). SSSF and CMET LLC are both wholly owned subsidiaries of South Street Securities Holdings Inc. ("SSSH").

Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Financial Instruments Owned
Financial instruments owned consist of U.S. Treasury Bills and Notes. They are accounted for as trading securities recorded on a trade date basis and carried at fair value with changes in fair value recognized in the statement of operations.

Fixed Assets
Fixed assets consist of furniture, equipment and computer software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of 5 years.

Income Taxes
The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Accordingly, no income tax provision is reflected in the Company's financial statements. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of SSSH, the Company's ultimate parent.

Securities Purchased and Sold Under Agreements to Resell and Repurchase
Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards.

As of December 31, 2013, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2013, the Company has received securities with market values of $24,581,555,626 under resale agreements and pledged securities with market values of $25,026,810,824 under repurchase agreements, prior to netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities. As of December 31, 2013, the Company had forward commitments to enter into repurchase agreements in the amount of $11,104,500,074 and reverse repurchase agreements in the amount of $3,595,645,028

South Street enters into Repo-to-Maturity and Reverse Repo-to-Maturity contracts whereby the term of the repo contract coincides with the maturity date of the underlying collateral. As of December 31, 2013 the total fair value of collateral for these transactions was $23,831,761,650 (Repo-to-Maturity) and $8,309,054,190 (Reverse Repo-to-Maturity). These transactions meet the criteria for sale and purchase accounting.

As part of the Company's matched-booked trading activities the Company enters into futures transactions to manage its interest rate risk.

Use of Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

At December 31, 2013, included in securities purchased under agreements to resell on the statement of financial condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting applied to the FICC Reverse Repo and FICC Repo balances was $5,967,155,242. Customers whose individual balances account for 10% or more of total securities purchased under agreements to resell on the statement of financial condition have a total balance of $12,937,071,000, including FICC, prior to netting.

Securities purchased under agreements to resell are collateralized by obligations of the U.S. Government and its agencies.

As of December 31, 2013, the Company has pledged $135,517,510 of securities obtained under resale agreements to FICC. The size of the pledged amount is subject to change from time to time and is dependent upon the volume of business transacted.

3. Member's Equity

During the year ended December 31, 2013, the Company received $1,500,000 in aggregate capital contributions from SSSF. For the year ended December 31, 2013, the Company has made distributions of $23,135,831 to SSSF.

4. Related Parties

Program Agreement
In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement.

The Company is required to pay to CMET LLC, the program administrator, an administrative fee for providing certain portfolio management, operational and administrative services to the Company. The fee is set at a maximum $600,000 per month.

Data Processing
For the year ended December 31, 2013, the Company incurred costs related to data processing and consulting services that were provided by Matrix Applications LLC, an entity that is an affiliate.

Securities purchased under agreements to resell
For the year ended December 31, 2013 the company entered into reverse repurchase agreements with KT Securities LLC (KT), an entity that is an affiliate. As of December 31, 2013 the Company had open reverse repurchase agreements with KT with contract values plus accrued interest of $8,842,699.

The accompanying financial statements have been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity.

5. Commitments and Contingencies

Services Arrangement
South Street was operating under the terms and conditions of the April 19, 2004, and as amended, Back Up Services Agreement (the "Back Up Services Agreement") with a third party program servicer (the "Back Up Program Servicer") to provide South Street with various accounting, investment, compliance and operations functions. The Back Up Services Agreement had an initial term that commenced on August 1, 2005 and was to expire on April 19, 2013. By mutual agreement the agreement was cancelled effective March 15, 2013.

The Back Up Services Agreement called for a fee of one basis point (.01%) per annum on the Daily Average Balance, as defined in the Back Up Services Agreement. The minimum payment for all subsequent contract years was $100,000 per month.

Software License and Technology Commitments
South Street has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide certain software and maintenance services used to operate the Repo Program. The agreement provides for South Street to pay a $41,500 monthly lease fee.

General
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

6. Derivatives Used for Trading and Financial Activities

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. The futures contracts the Company used include U.S. Treasury, Mortgage Backed, Federal Funds and Eurodollar contracts. At December 31, 2013, the Company used these contracts primarily as an economic hedge of interest rate risk associated with its financing activities of fixed income instruments. The Company also enters into securities financing transactions that mature on the same date as the underlying collateral. These transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. The contract amounts and fair values of the Company's derivatives at December 31, 2013 by product were as follows:

Fair Value of
Derivative Instruments
As of December 31, 2013

	Description	Number of Contracts	Fair Value
Assets			
Derivatives used for trading			
Commodity contracts	U.S. Treasury Futures (1)	2,025	$ (121,135)
	Mortgage Backed Futures (1)	1,376	(168,055)
	Federal Funds (1)	450	(132,823)
	Euro Dollars (1)	1,500	(9,375)
Total Assets		5,351	$ (431,388)
Liabilities			
Derivatives used for trading			
Other contracts	Forward Purchase Commitment (2)	144	$ 180,173,796
Total Liabilities		144	$ 180,173,796

(1) Included in Receivable and deposits with clearing organizations on the statement of financial condition
(2) Included in Securities sold under agreements to repurchase on the statement of financial condition

7. Fair Value of Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as observable prices were readily available or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly. The carrying amounts of the Company's financial assets and liabilities, including cash, receivable and deposits with clearing organizations, securities purchased under agreements to resell, and securities sold under agreements to repurchase approximate fair value because of the short-term maturity of these instruments. Such amounts are reflected as Level 1 within the fair value hierarchy.

The following table presents the investments carried on the Statement of Financial Condition by level within the valuation hierarchy as of December 31, 2013.

	Level 1	Level 2	Level 3	Balance as of December 31, 2013
Assets				
U.S. Treasury Bills & Notes	$718,789,546	$ -	$ -	$718,789,546
Commodity Contracts:				
U.S. Treasury Futures	-	(121,135)	-	(121,135)
Mortgage Backed Futures	-	(168,055)	-	(168,055)
Federal Funds	-	(132,823)	-	(132,823)
Euro Dollars	-	(9,375)	-	(9,375)
	$718,789,546	$ (431,388)	$ -	$718,358,158
Liabilities				
Forward Purchase Commitments	$ -	$180,173,796	$ -	$180,173,796
	$ -	$180,173,796	$ -	$180,173,796

8. Net Capital Requirements

South Street, the broker-dealer subsidiary of SSSF, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, South Street had net capital of $100,523,940 which was $100,273,940 above its required net capital of $250,000.

South Street is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2013, the Company was not required to and did not hold any customer money or securities.

9. Subsequent Event

As of February 26, 2014, the date which the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2013, which require recognition or disclosure in the financial statements.